March 5, 2025

Joshua B. Cohen
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

Justin B. Klee
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

       Re: Amylyx Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed March 4, 2025
           File No. 333-285525
Dear Joshua B. Cohen and Justin B. Klee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Marishka DeToy, Esq.